FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

June 29, 2009

Item 3: News Release:

A news release dated and issued on June 29, 2009 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

Pacific North West Capital grants option to Fire River Gold on Nixon Fork Gold Mine, Alaska

Item 5: Full Description of Material Change:

June 29, 2009. Vancouver, BC – Pacific North West Capital Corp. (PFN) (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J.F) announces that it has granted to Fire River Gold Corp. (“FAU”) (CNSX:FAU) an option to acquire the outstanding shares of Mystery Creek Resources, Inc. (MCR), a wholly owned Alaskan subsidiary of PFN. MCR’s assets include the Nixon Fork gold mine, located 56 kilometres northeast of McGrath, Alaska. Fire River Gold will pay PFN US$50,000 on signing of the agreement. FAU may exercise the option by making further payments totalling US$450,000 over a six month period, and issuing a total of US$2.5 million in FAU shares at a deemed price of $0.45 per share for a total of 6,415,000 shares. Based on FAU’s share structure, the issued shares will give an ownership interest of approximately 64% of FAU. FAU will also issue PFN 1,000,000 share purchase warrants entitling PFN to purchase 1,000,000 shares at an exercise price of $0.50 for a period of twenty-four months from the date of closing. FAU will also refund all expenses incurred by PFN from May 1st 2009 until the finalisation of this transaction to a maximum of CDN$1,250,000. The transaction is subject to satisfactory completion of due diligence by FAU, and receipt of regulatory and shareholder approvals as required. PFN will remain the operator of the Nixon Fork Gold Project until the closing of the transaction.

PFN’s management has examined several possible scenarios for advancing the Nixon Fork Gold Project, and has had discussions with numerous groups interested in funding the project. The general consensus of these discussions is that Nixon Fork should be funded through a company that is completely focussed on gold. Management therefore feels that the option to FAU provides the best value to shareholders of PFN for the following reasons:

PFN has had a traditional focus on Nickel and PGM, and a desire to continue its focus in this area.

The dilution necessary to fund the Nixon Fork Project back to production was a key issue when management reviewed the potential dilution in PFN’s share structure. Management concluded that its share structure may be increased by two to three times of its current fully diluted 69,167,508 shares in order to complete the necessary financings.

The option of Nixon Fork to FAU was completed after a third party valuation determined a fair value of US$2.8 million for the property. PFN was able to negotiate a US$3 million agreement. In addition, PFN will be granted an additional 1 million warrants exercisable at $0.50 for a period of 24 months from the date of closing. PFN will also be repaid amounts expended to a maximum of the PFN 2009 approved budget of CDN$1,250,000. Subject to completion of the option agreement, these terms represent a 500% gain for PFN on the project in less than five months since the original acquisition. PFN will have no further funding obligation associated with the project.

The completion of this agreement will allow PFN to become a majority shareholder of FAU and through this ownership still maintain the benefits from the upside of the Nixon Fork Gold Mine. In addition, FAU has the appropriate share structure to raise the necessary capital to re-develop the mine with no further dilution to PFN.

Management will continue to focus on expanding our platinum group metals division, but due to the unprecedented opportunities in the current market, we are also looking at the acquisition of key under-valued advanced stage projects outside of the our traditional PGM objectives to increase shareholder value.

Management’s expertise remains rooted in exploration, and to that end, PFN is currently negotiating on several advanced stage projects in Canada, and subject to the completion of one or more of these acquisitions, plans to expend a minimum of $1 million in Canada before year end.

We will continue to focus on our tried and proven method of forming strategic alliances and joint venturing our projects with major and junior mining companies.

About Pacific North West Capital Corp:

Pacific North West Capital Corp. (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J.F) is a mineral exploration company focused on Platinum Group Metals (PGM), precious and base metals. Management’s corporate philosophy is to be a Project Generator, Explorer and Project Operator with the objective of option/joint venturing projects with major and junior mining companies through to production. To that end, Pacific North West Capital’s current option/joint ventures agreements are with Anglo Platinum, First Nickel, Kinbauri Gold and Fire River Gold. Pacific North West Capital Corp. is well funded with an experienced management team and the ability to take advantage of the tremendous opportunities that are available in the mining sector today. Our focus will be to acquire advanced stage precious metals projects, continue to expand our PGM and base metals division and to look for special situations and under funded projects in the resource sector.

About Fire River Gold

Fire River Gold is a public company focussed on gold exploration in North America and is currently advancing its 100% owned Draken project in Alaska. FAU is also reviewing and compiling historic exploration data on its 100% owned Kansas Creek gold project in Alaska to develop a 2009 exploration program. Fire River trades on the CNSX under the symbol FAU.

Pacific North West Capital Corp and Fire River Gold Corp. share directors in common who have abstained from voting on the Nixon Fork transaction.

Pacific North West Capital Corp. has approximately $5.5 million in working capital and securities.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Charlotte Brown, Corporate Secretary

Telephone:  604-685-1870      Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 29th day of June 2009.